SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8. Additional Information

(a) Item 8 of the Statement is amended and supplemented by adding the following paragraphs to the end of the subsection “Foreign States Antitrust Clearance”:

“On January 2, 2015, Cutrale-Safra issued a press release announcing that Cutrale-Safra has determined that the condition relating to receipt of certain antitrust and regulatory approvals has been satisfied.

A copy of the press release issued on January 2, 2015 by Cutrale-Safra, which includes a description of the actions taken regarding the remaining jurisdictions, is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.”

Item 9. Exhibits

(a)	Item 9 is hereby amended by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(17)	Press Release of Cutrale-Safra, dated January 2, 2015 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

	By:	/s/ James E. Thompson
		Name:	James E. Thompson, Esq.
		Title:	Executive Vice President,
General Counsel and Secretary

Dated: January 2, 2015